SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the Amended Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT” or “Company”) that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange in connection with the tender offer to be made by the Company for the remaining common shares of Digital Telecommunications Phils., Inc. (“Digitel”) held by the public (stockholders other than PLDT).	4

Exhibit 1

January 6, 2012

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center

Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of the Amended Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT” or “Company”) that we filed today with the Securities and Exchange Commission in connection with the tender offer to be made by the Company for the remaining common shares of Digital Telecommunications Phils., Inc. (“Digitel”) held by the public (stockholders other than PLDT).

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 19-1

AMENDED TENDER OFFER REPORT

Check the appropriate box:

Initial Filing

✓

Amendment 1

Amendment No. .........................................................

See following pages

Items Amended by the Filing .....................................

1. Exact Name of Subject Company as Specified in its Charter:

DIGITAL TELECOMMUNICATIONS PHILS., INC.

(a)	Address of Principal Offices:

110 E. Rodriguez, Jr. Avenue,
Bagumbayan, Quezon City

Postal Code: 1110

(b) SEC Identification Number: 145111 (c) (SEC Use Only)

Industry Classification Code

(d) BIR Tax Identification Number: 000-449-918-000

2. Name of Bidder:

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Address of Bidder:

Ramon Cojuangco Building,
Makati Avenue, Makati City

Postal Code:

0721

3. Title or Class of Securities Subject to Tender Offer: Common Shares

Exhibit 1

Amendment of Tender Offer Report
January 6, 2012

Note: Capitalized terms not defined but used herein shall have the meanings given them in the Tender Offer Report dated December 5, 2011 (the “Report”).

On January 5, 2012, the Securities and Exchange Commission approved the extension of the Tender Offer Period from January 9, 2012 to January 16, 2012.

The extension is necessary to allow more Digitel Public Shareholders to tender their shares considering the many non-working holidays between the launch of the Tender Offer and the original Closing Date. The Bidder would also like to give the holders of Digitel convertible bonds the opportunity to convert their bonds into Digitel common shares and tender such conversion shares to the Bidder.

The revised dates (but not times) for the Tender Offer shall be as follows:

Item	Old Date	New Date
Last Day to Tender in Visayas and Mindanao	January 3, 2012	January 10, 2012

Deadline for tendering scripless shares (10:00 AM)	January 9, 2012	January 16, 2012

Closing Date (12:00 noon)	January 9, 2012	January 16, 2012

Notice of Rejection of Tendered Shares	January 15, 2012	January 24, 2012

Cross Date	January 16, 2012	January 24, 2012

Settlement Date	January 19, 2012	January 27, 2012

Deadline for Amended Tender Offer Report	January 19, 2012	January 30, 2012

Except with respect to the foregoing dates, there is no change in the Tender Offer Price and all other terms and conditions of the Tender Offer. The times and periods indicated in the Tender Offer Report dated December 5, 2011 shall apply to the new dates as specified above.

As of January 3, 2012, only 69,900,490 Tender Offer Shares out of 3,079,840,418 Tender Offer Shares, or 2.26% of the Tender Offer Shares, have been tendered by Digitel Public Shareholders.

The following documents annexed to the Report, which contained the foregoing dates, are affected by the extension:

Exhibit C -
Notice to Shareholders of Digital Telecommunications Phils., Inc.
– to be published in Philippine Daily Inquirer and Philippine
Star on December 7, 2011 and to be further published in said newspapers on December 8, 2011 and December 9, 2011.

Exhibit D -	Application to Tender Shares in Digital Telecommunications Phils., Inc. to Philippine Long Distance Telephone Company, and Annex A thereof – Terms of the Tender Offer
Exhibit E -	Annex 1 — Letter to ATR KimEng Securities, Inc. from Participating Brokers delivering shares of their clients
Exhibit H -	Form of Letter from the Bidder to stockholders of Digitel transmitting the SEC Form 19-1 (with all exhibits)

Exhibit 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct in all material respects. This report is signed in the City of Makati on January 6, 2012.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Napoleon L. Nazareno

Napoleon L. Nazareno

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By :/s/Ma.LourdesC.Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President and Corporate Secretary

Date: January 6, 2012